Form 12b-25. - NOTIFICATION OF LATE FILING

                                   FORM 12b-25

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                                                                 SEC FILE NUMBER
                                                                     0-18109
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                                                                  CUSIP NUMBER
                                                                    055293104
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

(Check One): Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |X|
             Form N-SAR |_|

For Period Ended: June 30, 1998

|_|   Transition Report on Form 10-K
|_|   Transition Report on Form 20-F
|_|   Transition Report on Form 11-K
|_|   Transition Report on Form 10-Q
|_|   Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commissions has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I -REGISTRANT INFORMATION

BCAM International, Inc. & subsidiaries
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Full Name of Registrant:

Former Name if Applicable
1800 Walt Whitman Road
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Address of Principal Executive Office (Street and Number)
Melville, New York  11747
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City, State and Zip Code

PART II - Rules 12b.25(b) AND 9c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      |X| (b) The subject annual report, semi-annual report, transition report on Form 10- K, Form 20-F, ll-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed):

The Company needs additional time to complete the closing for the quarter ended June 30, 1998. The Company expects that it will be able to file its Form 10-QSB within the prescribed time for this extension.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Kenneth C. Riscica                  516                  752-3550  x112
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           (Name)                     (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s).     Yes |_|      |X| No

The Registrant's Form 10-KSB for the year ended December 31, 1997 was filed on April 21, 1998, approximately five business days beyond the extended deadline of April 15, 1998, due to a significant restructuring and financing transaction.

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that there will be a significant change in results of operations from the corresponding period of the prior year. As disclosed in the Form 10-KSB for the year ended December 31, 1997 and in the Form 10-QSB for the quarter ended March 31, 1998, the Company restructured its Convertible Notes in April 1998. The Company expects to take a charge to operations from such debt restructuring of over $2 million in the quarter and six months ended June 30, 1998. This charge, in addition to the continued amortixation of the EITF D-60 `beneficial conversion' charge of approximately $1.6 million per quarter. As such, the Company expects to report a loss for the quarter ended June 30, 1998 of approximately $4 million.

                    BCAM International, Inc. and subsidiaries
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 17, 1998

By  /s/ Michael Strauss, Chairman, President and Chief Executive Officer
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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      Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001)